Exhibit 10.5

PERSONAL AND CONFIDENTIAL

January 24, 2017

To: Bob Kenny
From: Michael McDonnell
Cc: Leah Stark
Date: January 24, 2017
Subject: Memo of Assistance and Transition

Dear Bob,

Consistent with our discussion today, below is an outline of the transition assistance and severance benefits we would like to offer you as you transition your career from General Cable. These are approximate values only based on a target separation date of February 13, 2017, and are contingent on General Cable receiving a signed waiver and release, which we will provide to you in the next few days, as we discussed during our meeting. Let me know if you have any questions about these benefits.

As discussed, the Company offered you the option of either A) 9-month severance period or B) 18-month severance period and you selected the 18-month severance period, with related details summarized below.

•	This transition assistance is contingent upon your continued cooperation, including but not limited to:

•	Keeping completely confidential the terms and conditions of this transition assistance and related agreements

•	Adhering to your ongoing obligations to protect General Cable’s trade secrets and confidential information, including ensuring that all documents belong to and are only accessed by the Company.

•	Being fully cooperative and providing a smooth transition

•	Avoiding any comments or actions with employees, customers, or competitors, which may disrupt operations, morale, or the reputation of the company in any way, at any time

•	Executing and returning a waiver and release of claims

•
Agreement to continue to honor all requirements and expectations in your secondment/assignment letter(s) which continue beyond employment with General Cable (including non-solicitation agreement, Foreign Earned Income Tax Credits, etc.).

•	Agreeing to a non-compete agreement for the duration of the severance period

If you fail to adhere to these conditions and/or you engage in any other conduct that could constitute just cause for termination, then your separation date may be accelerated and you will not be entitled to any of the benefits described in this letter.

Element of Transition Assistance	Approximate Value
Severance period’ refers to the 18-month duration that you selected.
AIP Incentive Bonus - severance period Target AIP bonus for the number of months equivalent to your severance period. This will be paid in a lump sum payment at the end of your severance period.	Target AIP: $480,000
AIP Incentive Bonus - 2017 prorated period
Prorated AIP bonus based upon your duration of 2017 employment from 1/2/17-2/13/17, payable based on company and individual results during 2017 AIP payment timing in 2018.
Target incentive for time period is $30,770. Actual payment will depend on individual and company results, per plan.
AIP Incentive Bonus - 2016 performance year 2016 AIP bonus paid in March 2017, based upon plan design of company and individual performance and results.	$243,930
Severance Pay Severance payments on a monthly basis, through the severance period. Severance payments will begin within 45 days of your termination date.	$600,000
Medical Benefits during severance period
You will be able to remain on the Company medical plan, to enable a smoother transition for you. The mechanism for participation will be via COBRA and the normal premium rates will be deducted from your bank account on a monthly basis. This will continue until the earlier of the conclusion of the severance period or health plan eligibility with another employer.
$ TBD - Significant potential value due with self-funded company plan. Actual depends on usage.

Equity - RSU’s RSU’s that will vest in February 2017 will be paid to you in accordance with the terms of the applicable plan(s). It will be distributed upon your return to the US. Any unvested RSU’s will be forfeited on the termination date in accordance with the plan. *Based on $19/share price	$425,000
Equity - PSU’s Any unvested PSU’s will be forfeited on the termination date in accordance with the plan.	N/A
LTI-C LTI-Cash that will vest in February 2017 will be paid to you in accordance with the terms of the applicable plan(s). It will be distributed upon your return to the US. Any unvested LTI-C will be forfeited on the termination date in accordance with the plan	$83,000
401(k) Plan Eligibility for the 401(k) Plan will continue until February 13, 2017. You will be eligible to complete a rollover of your 401(k) at that time.	$ Varies
Relocation and assignment cost forgiveness The Company will forgive any obligation you have to repay certain payments associated with your relocation to and expatriate assignment in Spain	$ Significant cost investment
Relocation
The Company will provide for the sea shipment of one container for your household goods to the US; Company policy and practice will apply regarding eligible items to be shipped and related process. Effective January 23, 2017, eligibility to receive or utilize flights from the company will end, except for a one-way economy-class ticket (unless round-trip ticket is a lower cost) each for you and your spouse to return to Cincinnati. Any eligible expat expenses should be submitted by 3/1/2017
$ TBD
Outplacement Services The Company will provide outplacement services for up to 6 months with a pre-approved executive outplacement firm, to assist you in transitioning to other employment.	Up to $25,000
Tax Preparation
The Company will prepare tax returns for the time period which relates to the work performed in Spain for the Company. Tax preparation will be conducted by Ernst and Young on behalf of the Company.
$ TBD - Significant value/cost
Tax Equalization
The Company will provide for tax equalization for Spanish taxes related to the income and period of time in which you worked in Spain for General Cable. Tax equalization will be conducted by Ernst and Young on behalf of the Company.
$ TBD - Significant value/cost
The following equity, outlined by the share code and quantity below: 2005RSU - 1,667 ROIC2014 - 3,205 RTSR2014 - 3,205 PERFRSU14C - 2,137 PERFRSU15B - 6,237 PERFRSU16A - 12,334 PERFCASHB	Approximately ~$638,000
Estimated Total Value	$ TBD, with total to be determined once the significant cost of tax equalization is known and actual AIP bonus is determined.

REPORTS TO GOVERNMENT ENTITIES
You agree to cooperate, in good faith, with the Company at such times and in such manner as the Company may reasonably request with respect to matters that were within your area of responsibility while an employee. With respect to any subpoena, claim, litigation, investigation or other legal proceeding affecting the Company that arises out of events with respect to which you have or may have knowledge from the course of your employment by the Company, your cooperation shall include, but not be limited to, interviews and conferences with the Company’s attorneys, timely response to requests for information, testimony, including at depositions, trials or in other legal proceedings. General Cable will reimburse you for the reasonable travel costs associated with providing this assistance.
Nothing in this Separation Agreement or the Release restricts or prohibits you from initiating communications directly with, responding to any inquiries from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency

Inspector General (collectively, the “Regulators”), or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation.  Please note that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.  You do not need the prior authorization of General Cable to engage in such communications with the Regulators, respond to such inquiries from the Regulators, provide confidential information or documents to the Regulators, or make any such reports or disclosures to the Regulators.  You are not required to notify General Cable that you have engaged in such communications with the Regulators.

RELEASE TO GENERAL CABLE
To be eligible to receive the separation benefits described in this letter, you must sign and return a Release Agreement to General Cable within the time specified. This release will be provided to you in the next few days. If the Release Agreement is not signed and returned within the specified period of time, then the salary continuation period will be reduced to two weeks of base pay, you will not receive the lump sum payment to assist with medical and dental coverage costs or any outplacement services, and the AIP payment will not be made. You have a period of 21 days from your last day worked to consider, sign and return the Release. The Release may be returned to the Legal Team by email to RGreen@generalcable.com. Please feel free to contact Leah Stark (CHRO) if you have any questions.

Sincerely,

Michael T. McDonnell
President and Chief Executive Officer

I agree to the terms of the foregoing agreement.

Bob Kenny	Date

WAIVER, RELEASE AND NON-COMPETITION AGREEMENT

WHEREAS, in accordance with the terms and conditions of my Separation Agreement entered into between me and General Cable Corporation (collectively with its subsidiaries, “General Cable”) and dated January 24, 2017 (the “Separation Agreement”), I, Robert D. Kenny, wish to enter into this Waiver, Release and Non-Competition Agreement (“Release Agreement”); and

THEREFORE, in consideration of the mutual covenants and promises contained in this Release Agreement and in the Separation Agreement, General Cable and I agree as follows:

1.I acknowledge and agree that the total compensation and payments I will receive under the Separation Agreement are more than I would otherwise be entitled to in accordance with any applicable laws or regulations or under the terms of any agreement, contract, or policy of General Cable or by reason of the involuntary separation of my employment as an active employee of General Cable, and the total compensation and payments are made in full satisfaction of any and all obligations of General Cable to me and no further obligations or amounts are due or shall become due to me in connection with or in any way related to my employment and/or directorship. I also agree and acknowledge the sufficiency of the benefits provided herein and that General Cable has no further obligations of any kind to me or for any taxation, other than those payroll deductions required by law, associated with all such amounts and the benefits being paid to me pursuant to the terms of the Separation Agreement. In consideration of these payments, for myself and my heirs, beneficiaries, executors, administrators, attorneys, successors, and assigns, subject to the provisions of Paragraph 2 hereof, I forever waive, release, discharge, and covenant not to sue, General Cable, its parents, predecessors, subsidiaries, affiliates, successors and assigns, and its and their current and former directors, officers, agents, attorneys, employees and any person working in or conducting business on General Cable's behalf (the “Releasees”), for and of any and all claims, including but not limited to, the following causes of action: (1) any and all claims for monetary damages under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. § 621, et seq. (“ADEA”), the Older Workers Benefit Protection Act of 1990 (“OWBPA”), Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000e et seq., 42 U.S.C. § 1981 et seq., the Civil Rights Act of 1991, 42 U.S.C. § 1981 et seq., and the Americans With Disabilities Act, 42 U.S.C. §12101 et seq.; and (2) any and all other claims under federal, state or local laws, including but not limited to the Employee Retirement Income Security Act, 29 U.S.C. § 1001 et seq., the Rehabilitation Act of 1973, 29 USC §§ 701 et seq., any state law equivalent of any of the aforementioned laws, or any other laws and regulations relating to discrimination or employment; claims for breach of contract, whether oral or written, express or implied, including any claims for breach of any implied covenant of good faith and fair dealing; any tort claims, including, without limitation, any claims for personal injury, harm or damages, whether the result of intentional, unintentional, negligent, reckless or grossly negligent acts or omissions; any claims for harassment, discrimination, retaliation, wrongful discharge or any other claims arising out of any legal restrictions on the employer's right to terminate employees; and any claims for attorneys' fees or legal costs or expenses in connection with any legal claim.
2.I further agree and acknowledge that the above referenced claims released by me include, but are not limited to, all claims, however styled, for compensation, damages for unfair termination, wages, allowances, commissions, bonuses, annual leave pay, holiday pay, end of year payments, sickness allowance, severance payments, separation pay, long service payments, pension or retirement scheme contributions, benefits, expenses, penalties, and damages of any kind whether it be statutory or contractual payment, interests, attorneys' fees or costs, unless otherwise provided in my Separation Agreement.
3.The foregoing shall in no event apply to any claims that, as a matter of applicable law, are not waivable, my right to vested benefits under the written terms of General Cable’s employee benefit plans, any claims for unemployment or workers’ compensation benefits, or any claims arising after the date on which I sign this Release Agreement.
4.General Cable and I agree that nothing in this Release Agreement prevents or prohibits me from: (i) making any disclosure of relevant and necessary information or documents in connection with any charge, action, investigation, or proceeding relating to this Release Agreement, or as required by law or legal process; (ii) initiating communications directly with, responding to any inquiries from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including the EEOC, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General (collectively, the “Regulators”); or (iii) challenging the knowing and voluntary nature of the release of ADEA claims pursuant to the OWBPA. I understand that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.  However, I agree that I am waiving my right to receive any individual monetary relief resulting from such claims, regardless of whether I or another party have filed them, and in the event I obtain such monetary relief, General Cable will be entitled to an offset for the payments made pursuant to this Release Agreement, except where such limitations are prohibited as a matter of law (e.g., under the Sarbanes-Oxley Act of 2002, 18 U.S.C.A. §§ 1514A).  I understand that I do not need the prior authorization of General Cable to engage in such communications with the Regulators, respond to such inquiries from the Regulators, provide confidential information or documents to the Regulators, or make any such reports or disclosures to the Regulators.  I am not required to notify General Cable that I have engaged in such communications with the Regulators. To the extent I receive any monetary relief in connection with any such charge, action, investigation or proceeding, General Cable will be entitled to an offset for the benefits made pursuant to this Release Agreement or the Separation Agreement, to the fullest extent provided by law, except where such limitations are prohibited as a matter of law (e.g., under the Sarbanes-Oxley Act of 2002, 18 U.S.C.A. §§ 1514A).
General Cable and I further agree that the Equal Employment Opportunity Commission (“EEOC”) and comparable state or local agencies have the authority to carry out their statutory duties by investigating charges, issuing determinations, and filing lawsuits in Federal or state court in their own name, or taking any action authorized by the EEOC or comparable state or local agencies. I retain the right to participate in any such action and to seek any appropriate non-monetary relief. I retain the right to communicate with the EEOC and comparable state or local agencies and such communication can be initiated by me or in response to the government and such right is not limited by any non-disparagement claims. General Cable and I agree that communication with employees plays a critical role in the EEOC’s enforcement process because employees inform the agency of employer practices that might violate the law. For this reason, the right to communicate with the EEOC is a right that is protected by federal law and the Release Agreement does not prohibit or interfere with those rights. Notwithstanding the foregoing, I agree to waive any right to recover monetary damages in any charge, complaint or lawsuit filed by me or by anyone else on my behalf.
5.I acknowledge that this Release Agreement does not cover claims to enforce the Separation Agreement, claims for indemnification, if any, that I may have under General Cable’s Bylaws as an employee of General Cable, and claims for vested benefits under employee benefit plans. This Release Agreement is intended to be effective as to all claims described above as of the date hereof, but does not waive rights or claims that may arise after the date this Release Agreement is executed.
6.Subject to the provisions of Paragraphs 2 and 3 hereof, I agree not to, in any way, defame or disparage the image, reputation or standing of General Cable or any of its employees at any time. Subject to the provisions of Paragraph 3 hereof, I agree to maintain, at all times, the confidentiality of the terms and conditions of this Release Agreement, the Separation Agreement, and my separation from General Cable except I may disclose the terms of this Release Agreement to my spouse, attorneys, accountants, financial advisors, and tax preparers.
7.Beginning on the date hereof and ending on August 13, 2018, I shall not, whether on my own behalf or in conjunction with or on behalf of any person, company, business entity or other organization and whether as an employee, director, principal, agent, consultant or in any other capacity whatsoever, directly or indirectly recruit solicit, induce or encourage any person in the employment or service of General Cable to terminate his, her or its relationship with General Cable or to accept employment with or by any person or entity other than General Cable.
8.Beginning on the date hereof and ending on August 13, 2018, I shall not, directly or indirectly, own, operate, control or participate in the ownership, operation or control of, or accept employment with, consult for, or perform services for any business or activity that designs, develops, manufactures, or distributes wire and cable products that compete with General Cable’s products anywhere in Europe, North America, Central America or South America; provided, however, that this provision shall not restrict me from owning or investing in publicly traded securities, so long as my aggregate holdings in any such company do not exceed 5% of the outstanding equity of such company and such investment is passive. I agree that, given the nature of the business of General Cable, the geographic scope set forth in the immediately preceding paragraph is appropriate and reasonable.
9.I further acknowledge and agree that if I directly or indirectly breach, violate, or fail to perform fully my obligations under this Agreement (a “Default”), each Default shall cause immediate and irreparable harm to General Cable in a manner which cannot be adequately compensated in monetary damages. As a result, General Cable, in addition to its other remedies, shall be entitled to seek immediate injunctive relief to restrain any Default by me or others acting in concert with me. Notwithstanding any provision of this Separation Agreement, in the event that General Cable reasonably concludes that a Default has occurred, then General Cable may immediately suspend any future payments to me under my Separation Agreement and thereafter recover repayment of the entirety of all amounts previously paid to me under my Separation Agreement as liquidated damages.
10.Effective on or before my Separation Date, I agree to resign from all positions of officer, director or other representative of General Cable that I hold. I understand that General Cable will prepare an appropriate letter of resignation or such other agreements confirming such resignation, and I agree to execute the same as General Cable may reasonably request, whether before or after my Separation Date.
11.I acknowledge and agree that nothing contained in this Release Agreement, or the fact of its submission to me shall be admissible evidence in any judicial, administrative, or other legal proceeding, or be construed as an admission of any liability or wrongdoing on the part of General Cable or the other Releasees of any violation of federal, foreign, state or local statutory or common law or regulation.
12.I acknowledge that I have entered into this Release Agreement freely, knowingly, and voluntarily; I further understand and agree that this Release Agreement was reached and agreed to by General Cable and me in order to avoid the expense of any potential claims or disputes.
13.General Cable and I each knowing and voluntarily agree and expressly acknowledge that this Release Agreement includes a waiver and release of all claims which I have or may have to collect monetary damages under the ADEA, including, but not limited to, the OWBPA. The following terms and conditions apply to and are part of the waiver and release of ADEA claims under this Release Agreement.

a.	I have read carefully the terms of this Release Agreement and understand the meaning and effect of this Release Agreement.

b.	General Cable advises me to consult an attorney before signing this Release Agreement.

c.	The waiver and release of claims under the ADEA contained in this Release Agreement does not cover rights or claims that may arise after the date on which I sign this Release Agreement.

d.	I have been granted twenty-one (21) days from my separation date to decide whether or not to sign it.

e.
I hereby acknowledge and agree that I am knowingly and voluntarily waiving and releasing my rights and claims only in exchange for consideration (something of value) in addition to anything of value to which I am already entitled.

14.I agree and acknowledge that I have read this Release Agreement carefully and fully understand all of its provisions. This Release Agreement constitutes the entire agreement between General Cable and me with respect to all the matters discussed herein, and supersedes all prior or contemporaneous discussions, communications or agreements, expressed or implied, written or oral, by or between General Cable and me regarding such matters. However, this Release Agreement does not supersede the Separation Agreement or otherwise alter my and General Cable’s post-employment obligations pursuant to the Separation Agreement or the Confidentiality Agreement I signed at the time of my hire.
15.This Release Agreement will be governed and construed in accord with the laws of Kentucky, without regard to conflicts of law principles thereof. No amendment or modification of the terms of the Release Agreement will be made except by a writing executed by General Cable and myself. I agree that the Separation Agreement and the Release Agreement represent the complete and exclusive agreement regarding my separation of employment from General Cable.
16.This Release Agreement shall not become effective or enforceable until the eighth day following my execution of this Release Agreement without my having previously revoked this Release Agreement (the “Effective Date”). I shall have the right to revoke this Release Agreement at any time during the seven (7) day period immediately following my execution of it. I acknowledge that in order to revoke this Release Agreement, I must submit written notice of my revocation to Leah Stark via email (lstark@generalcable.com) and certified U.S. Mail, 4 Tesseneer Drive, Highland Heights, Kentucky 41076, such that the notice is received by said person before the expiration of the seven-day revocation period.
17.I acknowledge that the language of all parts of this Release Agreement shall, in all cases, be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties. Should any provision of this Release Agreement be declared or be determined by any tribunal to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Release Agreement.
18.I acknowledge that this Release Agreement may be assigned or transferred to, and shall be binding upon and shall inure to the benefit of, any successor or assign of General Cable, and any such successor or assign shall be deemed substituted for all purposes for General Cable under the terms of this Release Agreement. I further acknowledge that I may not assign this Release Agreement.

Dated:
Not to be signed before Separation Date	Robert D. Kenny